FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated December 19, 2011 of Diana Containerships Inc. ("the Company") announcing that the Company has signed two Memoranda of Agreement with Reederei Santa Containerschiffe GmbH & Co. KG for the purchase of two Panamax container vessels, m/v "Cap San Marco" and m/v "Cap San Raphael" and that the Company has entered into an agreement for a revolving credit facility of up to US$100 million with The Royal Bank of Scotland plc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: December 20, 2011	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-210-947-0000
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES THE ACQUISITION
OF TWO PANAMAX CONTAINER VESSELS AND
THE SIGNING OF A US$100 MILLION CREDIT FACILITY WITH THE ROYAL BANK OF SCOTLAND PLC

ATHENS, GREECE, December 19, 2011 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, today announced that it has signed today two Memoranda of Agreement with Reederei Santa Containerschiffe GmbH & Co. KG ("the Sellers") for the purchase of two Panamax container vessels, m/v "Cap San Marco" and m/v "Cap San Raphael".

The m/v "Cap San Marco" is a 2001-built vessel of  approximately 3,750 TEU capacity and the m/v "Cap San Raphael" is a 2002-built vessel of approximately 3,750 TEU capacity. The purchase price for each vessel is US$33 million. The expected dates of delivery from their previous owners to the Company for both vessels are between January 5, 2012 and February 29, 2012.

Each of the two vessels is chartered back to the sellers of the vessels for a period of thirty-six (36) months plus or minus forty-five (45) days. The net daily charter hire rate for each vessel will be US$22,750 during the first twelve (12) months, US$22,850 during the second twelve (12) months and US$23,250 during the third twelve (12) months of the charter. Each charter will commence on or about the day of that vessel's delivery to the Company.

The employment of the two vessels is anticipated to generate approximately US$47.5 million of revenues for the minimum agreed period of the charters.

Separately, the Company also announced today that it has entered into an agreement for a revolving credit facility of up to US$100 million with The Royal Bank of Scotland plc, which may be increased to US$150 million subject to further syndication. The credit facility has a term of five years and will bear interest at the rate of 2.75% over LIBOR. The Company will also pay a commitment fee of 0.99% per annum on the undrawn amount of the facility.

About the Company
Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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